FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For June 13, 2007

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Buenaventura Mining Company Inc.

Index

Item	Description of Item
1.
Translation of a letter to CONASEV, dated June 11, 2007, regarding the payment of the balance of the purchase price for the acquisition of Adra International Holding Corp. (which owns shares of Inversiones Mineras Colquijirca S.A.) pursuant to an arbitral award.

On June 8, 2007, Compañía de Minas Buenaventura S.A.A. (Buenaventura) paid the remaining 83.34% of the balance of the purchase price for the acquisition of a 29.72613% stake in Inversiones Mineras Colquijirca S.A. (Colquijirca). This was possible through the acquisition of a 100% stake of Adra International Holding Corp. as per a purchasing contract dated January 21, 1999 (today named: Adra International Corp. S.A.).

The payment was made pursuant to an arbitration award, released on February 22, 2007, under the rules of the “Centro de Arbitraje de la Cámara de Comercio de Lima” (The Arbitration Center of the Lima Chamber of Commerce), in agreement with the sellers and according to Note 38 (c) of the Financial Statements of Compañía de Minas Buenaventura S.A.A. and its subsidiaries as of December 31, 2006.

The payment made on June 8, 2007 was US$ 19,923,036.94 (nineteen million, nine hundred and twenty-three thousand and thirty six dollars and ninety-four cents). The remaining balance due is US$ 3,983,805.94 (three million, nine hundred and eighty-three thousand, eight hundred and five dollars and ninety-four cents).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: June 13, 2007